                                                                      EXHIBIT 99

RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

TLC Vision Corporation (the "Company") prepares its consolidated financial statements in accordance with United States (U.S.) Generally Accepted Accounting Principles ("GAAP"), which differ in certain respects from Canadian GAAP. This reconciliation between Canadian and U.S. GAAP should be read in conjunction with the consolidated interim financial statements as of June 30, 2004 and for the three and six months ended June 30, 2004 and 2003 and related management's discussion and analysis prepared in accordance with U.S. GAAP and filed with the Securities Exchange Commission and the Ontario Securities Commission.

a) Reconciliation from U.S. GAAP to Canadian GAAP

   Following is a reconciliation of net income from U.S. GAAP to Canadian GAAP:

                                                                    THREE MONTHS ENDED           SIX MONTHS ENDED
                                                                    ------------------           ----------------
                                                                          JUNE 30,                    JUNE 30
                                                                          --------                    -------
                                                                     2004          2003         2004          2003
                                                                     ----          ----         ----          ----
Net income (loss) per U.S. GAAP ................................   $ 6,239       $(3,453)      $14,291       $(2,383)
Amortization of Practice Management Agreements (1) .............      (378)         (378)         (756)         (756)
Depreciation of fixed assets (2) ...............................       (70)          (70)         (140)         (140)
Interest income on note receivable related to the
 sale-leaseback of building (3) ................................        19            20            39            39
Variable accounting for stock options (4) ......................        15            --           334            --
Fair value accounting of stock options (4) .....................      (278)           --          (554)           --
                                                                   -------       -------       -------       -------
Net income (loss) per Canadian GAAP ............................   $ 5,547       $(3,881)      $13,214       $(3,240)
                                                                   =======       =======       =======       =======
Net income (loss) per share for Canadian GAAP - basic ........     $  0.08       $ (0.06)      $  0.20       $ (0.05)
                                                                   =======       =======       =======       =======
Net income (loss) per share for Canadian GAAP - diluted ........   $  0.08       $ (0.06)      $  0.19       $ (0.05)
                                                                   =======       =======       =======       =======

   The most significant balance sheet differences between U.S. GAAP and Canadian GAAP are as follows:

                                                               JUNE 30,     DECEMBER 31,
                                                                 2004          2003
                                                               --------     ------------
Investments and Other Assets
Balance per U.S. GAAP .....................................    $  7,858       $  3,102
Note receivable related to the sale-leaseback
 of building (2) ..........................................         976            976
                                                               --------       --------
Balance per Canadian GAAP .................................    $  8,834       $  4,078
                                                               ========       ========

Intangibles, Net
Balance per U.S. GAAP .....................................    $ 20,327       $ 22,959
Difference in impairment write-off of intangibles (1) .....       6,334          6,334
Amortization of Practice Management Agreements (1) ........      (3,150)        (2,394)
                                                               --------       --------

Balance per Canadian GAAP .................................    $ 23,511       $ 26,899
                                                               ========       ========

Fixed Assets, Net
Balance per U.S. GAAP .....................................    $ 50,780       $ 56,891
Adjustment for the sale-leaseback of building (2) .........        (829)          (829)
Depreciation of fixed assets (2) ..........................        (838)          (698)
                                                               --------       --------
Balance per Canadian GAAP .................................    $ 49,113       $ 55,364
                                                               ========       ========

                                                                                             JUNE 30,      DECEMBER 31,
                                                                                              2004            2003
                                                                                            ---------      ------------
Long-Term Debt, Less Current Maturities
Balance per U.S. GAAP ................................................................      $  12,341       $  19,242
Adjustment for note payable related to the sale-leaseback of
building (2) .........................................................................            913             913
                                                                                            ---------       ---------

Balance per Canadian GAAP ............................................................      $  13,254       $  20,155
                                                                                            =========       =========

Contributed Surplus
Balance per U.S. GAAP ................................................................      $      --       $      --
Adjustment for change in accounting policy related to the fair
value accounting of stock options (4) ................................................         13,607              --
Adjustment for fair value accounting of stock options (4) ............................            554              --
                                                                                            ---------       ---------

Balance per Canadian GAAP ............................................................      $  14,161       $      --
                                                                                            =========       =========

Option and Warrant Equity
Balance per U.S. GAAP ................................................................      $   4,877       $   8,143
Adjustment to compensation expense for warrants and stock
options (4) ..........................................................................           (556)           (222)
                                                                                            ---------       ---------
Balance per Canadian GAAP ............................................................      $   4,321       $   7,921
                                                                                            =========       =========

Accumulated Deficit
Balance per U.S. GAAP ................................................................      $(280,461)      $(294,752)
Adjustment to the value of intangible Practice Management
Agreements (1) .......................................................................          3,184           3,940
Adjustment for the sale-leaseback of building (2) ....................................         (1,667)         (1,527)
Interest on note receivable related to the sale-leaseback of
building (3) .........................................................................            205             166
Adjustment to compensation expense for warrants and stock options
(4) ..................................................................................              2             222
Adjustment for change in accounting policy related to the fair
value of stock options (4) ...........................................................        (13,607)             --
                                                                                            ---------       ---------

Balance per Canadian GAAP ............................................................      $(292,344)      $(291,951)
                                                                                            =========       =========

(1) During the year ended May 31, 2002, the Company reviewed its Practice Management Agreements ("PMA's") for impairment based on budgets prepared for future periods. The refractive industry had experienced reduced procedure volumes over the prior two years as a result of increased competition, customer confusion and a weakening North American economy. This reduction in procedures had occurred at practices the Company had purchased, and as a result revenues were lower than anticipated when initial purchase prices and resulting intangible values were determined.

     For U.S. GAAP purposes, the Company accounts for its intangible assets subject to amortization in accordance with Statement of Financial Accounting Standard ("SFAS") No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 142 requires the impairment analysis first consider undiscounted cash flows in determining if an impairment exists. If an impairment is evident, a second calculation using a discounted cash flow method is utilized to determine the actual amount of the impairment. For U.S. GAAP purposes, the Company recorded an impairment charge of $31.0 million for the year ended May 31, 2002 related to its PMA's.

     For Canadian GAAP purposes, the Company measured the initial impairment charge in accordance with the Canadian Institute of Chartered Accountant's ("CICA") Handbook Section 3060, "Capital Assets", the Canadian GAAP rules in existence during the year ended May 31, 2002 ("CICA 3060"). CICA 3060 required an impairment charge to be recognized when the expected future undiscounted cash flows do not exceed the carrying value of such assets.

     As at May 31, 2002, this resulted in a $6.3 million difference in the write-down of the PMA's between U.S. and Canadian GAAP ($24.7 million). This difference in the initial measurement of the impairment further resulted in a difference to the amortization expense in subsequent periods, resulting in an additional $3.2 million of amortization expense for Canadian GAAP compared to U.S. GAAP.

     During 2003, the CICA issued CICA 3061, Property, Plant and Equipment which is consistent with U.S. GAAP, however retroactive adoption of this change was not required.

(2) During the year ended May 31, 2002, the Company completed a sale-leaseback transaction. Total consideration received for the sale of the building and related land was $6.4 million, which was comprised of $5.4 million in cash and a $1.0 million 8.0% note receivable ("Note"). The Note has a seven-year term with the first of four annual payments of $63,000 starting on the third anniversary of the sale and a final payment of $0.7 million due on the seventh anniversary of the sale.

     For U.S. GAAP purposes, this transaction was accounted for in accordance with SFAS 98, "Accounting for Leases" ("SFAS 98"). SFAS 98 prohibits sale recognition on a sale-leaseback transaction when the sublease is considered to be minor and the only recourse to any future amounts owing from the other party is the leased asset. A sublease is considered to be minor when the present value of the sublease rent is less than 10% of the total fair market value. The Company accounted for the transaction as a financing transaction which requires sale proceeds to be recorded as a liability and for the Note to not be recognized. In addition, since the sale recognition is not accounted for, the carrying value of the asset is not adjusted for and the asset continues to be depreciated over the original depreciation period of 40 years. Lease payments, exclusive of an interest portion, decrease the liability while payments received on the Note increase the liability.

     For Canadian GAAP purposes, the sale-leaseback transaction was accounted for in accordance with Emerging Issues Committee No. 25, "Accounting for Sales with Leasebacks", which resulted in the Company recognizing a loss on the sale with a corresponding lease asset and lease obligation. The terms of the lease are considered capital in nature and accordingly the land and building are reflected as assets under capital lease with the discounted value of the lease payments recorded as an obligation under capital lease. The fair value of the assets under capital lease was less than its previous carrying value and accordingly a write down of approximately $0.8 million was reflected in the consolidated statement of operations for the year ended May 31, 2002.

     For U.S. GAAP purposes, depreciation expense reflects the higher net book value of the building depreciated over a 40-year expected life. For Canadian GAAP purposes, the building is depreciated over the 15-year life of the lease and the $1.0 million Note is included in investments and other assets.

     As of June 30, 2004, as a result of the difference in the initial accounting treatment of the sale-leaseback transaction and subsequent differences in depreciation expense recorded, the net book value of the building is $1.7 million higher for U.S. GAAP. Investments and other assets is $1.0 million higher and notes payable is $1.0 million higher (of which $0.9 million is classified as long-term) for Canadian GAAP. For the three and six months ended June 30, 2004 and 2003, depreciation expense is higher for U.S. GAAP by $70,000 and $140,000, respectively.

(3) For the three months ended June 30, 2004 and 2003, the Company reported $20,000 and $19,000 of interest income respectively related to the Note on the sale-leaseback of the building as described above.

     For the six months ended June 30, 2004 and 2003, the Company reported $39,000 of interest income, respectively, related to the Note on the sale-leaseback of the building.

     The cumulative interest earned as at June 30, 2004 of $205,000 was classified as prepaids and other current assets for Canadian GAAP purposes.

(4) For U.S. GAAP purposes, the Company has adopted the disclosure requirements of SFAS No. 123, Accounting for Stock-Based Compensation ("SFAS 123") and as permitted under SFAS 123, applies Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25") and related interpretations in accounting for its stock option plans. SFAS 123 requires disclosure of pro forma amounts to reflect the impact if the Company had elected to adopt the optional recognition provisions of SFAS 123 for its stock option plans and employee stock purchase plans.

     For Canadian GAAP purposes, the Company accounts for its stock options in accordance with the provisions of CICA Section 3870, Stock-Based Compensation and Other Stock-Based Payments, ("CICA 3870").

     CICA 3870, issued in December 2001, established standards for the recognition, measurement and disclosure of stock-based compensation, and other stock-based payments. Under the provisions of CICA 3870, prior to January 1, 2004, companies could either measure the compensation cost of equity instruments issued under employee compensation plans using a fair value-based method or could recognize compensation cost using another method, such as the intrinsic value-based method. However, if another method was applied, pro forma disclosure of net income or loss and earnings or loss per share was required in the financial statements as if the fair value-based method had been applied. Effective January 1, 2004, CICA 3870 requires that all stock-based compensation be measured and expensed using a fair value-based methodology.

     Prior to January 1, 2004, the Company recognized employee stock-based compensation under the intrinsic value-based method and provided pro forma disclosure of net income or loss and earnings or loss per share as if the fair value-based method had been applied. Effective January 1, 2004, the Company adopted the fair value-based method for recognizing employee stock-based compensation on a retroactive basis to January 1, 1996, without restatement of prior periods. At January 1, 2004, the cumulative effect of the change in accounting policy on prior periods resulted in a charge to accumulated deficit of $13.6 million which represents the sum of the previously disclosed pro forma fair value adjustments with a corresponding increase to contributed surplus.

     For the three and six months ended June 30, 2004, the Company recorded stock-based compensation expense of $278,000, and $554,000, respectively, which is included in general and administrative expenses. No compensation expense for stock options granted to employees at fair market value was included in the determination of net income for the three and six months ended June 30, 2003. For the three and six months ended June 30, 2003, the following table presents the Company's pro forma net income and earnings per share as if the fair value-based method of CICA 3870 had been applied for all stock options granted:

                                                                    THREE MONTHS     SIX MONTHS
                                                                    ------------     ----------
                                                                        ENDED           ENDED
                                                                        -----           -----
                                                                    JUNE 30, 2003   JUNE 30, 2003
                                                                    -------------   -------------
Net Income per Canadian GAAP ....................................      $(3,881)        $(3,240)
Total pro forma stock-based compensation expense
determined under fair value-based method ........................         (259)           (528)
                                                                       -------         -------
Pro forma net income ............................................      $(4,140)        $(3,768)
                                                                       =======         =======
BASIC AND DILUTED EARNINGS PER SHARE
As reported                                                            $ (0.06)        $ (0.05)
Pro forma                                                              $ (0.07)        $ (0.06)


     During the year ended May 31, 2002, the Company allowed the holders of outstanding TLC Vision Corporation stock options with an exercise price greater than $8.688 (C$13.69) to elect to reduce the exercise price of their options to $8.688 (C$13.69), in some cases by surrendering existing options for a greater number of shares than the number of shares issuable on exercise of each repriced option. For U.S. GAAP purposes, such modification which results in a change in the exercise price of the underlying stock options is subject to APB 25's variable method of accounting for stock options. Variable accounting requires that differences between the price of the Company's common shares at the end of each reporting period and the modified exercise price be charged to income as compensation expense over the remaining vesting period of the outstanding options. For the three and six month periods ended June 30, 2004, the Company recognized additional stock compensation expense of $15,000 and $334,000, respectively, related to the modified stock options.

     CICA 3870 does not require the application of variable method of accounting for stock options.

     The fair value of the options granted was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

                                  JUNE 30,   JUNE 30,
                                    2004      2003
                                    ----      ----
Risk free interest rate             2.35%      2.35%
Volatility                          0.75       0.75
Weighted average expected life       2.5        2.5

     The dividend rate for options issued in 2004 and 2003 was nil.

     The Company issued 12,000 and 30,500 stock options during the three and six months ended June 30, 2004, respectively.

     For the three and six month periods ended June 30, 2004, for Canadian GAAP purposes the Company recognized $278,000 and $554,000, respectively, in stock option compensation expense related to the amortization of the fair value of issued stock options.

b)   Management's Discussion and Analysis - Canadian Supplement

     Management's Discussion and Analysis - Canadian Supplement ("Canadian Supplement") in this document is based on consolidated financial statements of TLC Vision Corporation prepared in accordance with U.S. GAAP. The Canadian Supplement has been prepared by management to provide an analysis of the impact of material differences that differ from U.S. GAAP on net income and trending analysis of the consolidated statements of operations.

     THREE MONTHS ENDED JUNE 30, 2004, COMPARED TO THREE MONTHS ENDED JUNE 30, 2003

     Net income for the three months ended June 30, 2004 was $5.5 million or $0.08 per share compared to a net loss of $3.9 million or $0.06 per share for the three months ended June 30, 2003.

     Amortization expenses decreased to $1.4 million for the three months ended June 30, 2004 from $2.1 million for the three months ended June 30, 2003. The decrease was largely due to the reduction in Practice Management Agreements resulting from the deconsolidation of Laser Eye Care of California.

     Net cash provided by operating activities was $8.5 million for the three months ended June 30, 2004. The cash flows provided by operating activities during the three months ended June 30, 2004 were primarily due to net income of $5.5 million plus non-cash items including depreciation and amortization of $4.9 million, minority interest expense of $2.5 million, offset by an increase in net operating assets of $3.5 million, an adjustment to the fair value of investments and long-term receivables of $1.2 million, and earnings from equity investments of $0.6 million . The increase in net operating assets primarily consisted of a $2.8 million decrease in accounts payable and accrued liabilties and a $0.9 million increase in prepaid expenses offset by a $0.2 million decrease in accounts receivable. Settlement of litigation or payment of accrued liabilities in future periods could reduce cash without affecting working capital.

     SIX MONTHS ENDED JUNE 30, 2004, COMPARED TO SIX MONTHS ENDED JUNE 30, 2003

     Net income for the six months ended June 30, 2004 was $13.2 million or $0.19 per share compared to a net loss of $3.2 million or $0.05 per share for the six months ended June 30, 2003.

     Amortization expenses decreased to $2.8 million for the six months ended June 30, 2004 from $4.1 million for the six months ended June 30, 2003. The decrease was largely due to the reduction in Practice Management Agreements resulting from the deconsolidation of Laser Eye Care of California.

     Net cash provided by operating activities was $19.4 million for the six months ended June 30, 2004. The cash flows provided by operating activities during the six months ended June 30, 2004 were primarily due to net income of $13.2 million and research and development expenditures of $0.7 million, plus non-cash items including depreciation and amortization of $9.9 million, minority interest expense of $4.3 million, non-cash compensation expense of $0.8 million, and a loss on the disposal of fixed assets of $0.7 million. These increases were offset by an increase in net operating assets of $7.0 million, an adjustment to the fair value of investments and long-term receivables of $1.2 million, a gain on the divestiture of LECC of $1.1 million, and earnings from equity investments of $1.0 million . The increase in net operating assets primarily consisted of a $3.8 million increase in accounts receivable, a $1.7 million decrease in accounts payable and accrued liabilities and a $1.5 million increase in prepaid expenses. Settlement of litigation or payment of accrued liabilities in future periods could reduce cash without affecting working capital.

c) For comparative purposes, the following tables illustrate previously filed financial statements in accordance with both Canadian GAAP and U.S. GAAP during the respective time periods in 2003. Differences between Canadian GAAP and U.S. GAAP are described above.

TLC VISION CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(In thousands of U.S. dollars except per share amounts)

                                                       THREE MONTHS ENDED             SIX MONTHS ENDED
                                                          JUNE 30, 2003                 JUNE 30, 2003
                                                          -------------                 -------------
                                                 CANADIAN GAAP     U.S. GAAP     CANADIAN GAAP     U.S. GAAP
                                                 -------------     ---------     -------------     ---------
Revenues:
  Refractive:
       Centers ..............................      $  26,237       $  26,237       $  57,160       $  57,160
       Access ...............................          9,647           9,647          20,576          20,576
  Other healthcare services .................         11,648          11,648          23,386          23,386
                                                   ---------       ---------       ---------       ---------
Total revenues ..............................         47,532          47,532         101,122         101,122
                                                   ---------       ---------       ---------       ---------

Cost of revenues:
  Refractive:
       Centers ..............................         20,636          20,636          43,179          43,179
       Access ...............................          6,481           6,481          13,643          13,643
  Other healthcare services .................          7,950           7,950          15,430          15,430
                                                   ---------       ---------       ---------       ---------
Total cost of revenues ......................         35,067          35,067          72,252          72,252
                                                   ---------       ---------       ---------       ---------
  Gross margin ..............................         12,465          12,465          28,870          28,870
                                                   ---------       ---------       ---------       ---------

General and administrative ..................          8,383           8,313          16,472          16,332
Marketing ...................................          3,496           3,496           7,157           7,157
Amortization of intangibles .................          2,056           1,678           4,106           3,350
Adjustment to the fair value of
  investments and long-term receivables......           (651)           (651)           (448)           (448)
Restructuring, severance and other charges ..          1,720           1,720           1,720           1,720
                                                   ---------       ---------       ---------       ---------
                                                      15,004          14,556          29,007          28,111
                                                   ---------       ---------       ---------       ---------

Operating income (loss) .....................         (2,539)         (2,091)           (137)            759

Other income, net ...........................            198             198             566             566
Interest expense, net .......................           (373)           (393)           (722)           (761)
Minority interests ..........................           (961)           (961)         (2,502)         (2,502)
                                                   ---------       ---------       ---------       ---------
Income (loss) before income taxes ...........         (3,675)         (3,247)         (2,795)         (1,938)
Income tax expense ..........................           (206)           (206)           (445)           (445)
                                                   ---------       ---------       ---------       ---------
Net income (loss) ...........................      $  (3,881)      $  (3,453)      $  (3,240)      $  (2,383)
                                                   =========       =========       =========       =========

Earnings (loss) per share - basic and
  diluted ...................................      $  (0 06)       $   (0.05)      $   (0.05)      $   (0.04)
                                                   =========       =========       =========       =========

Weighted average number of common
  shares outstanding -  basic and
  diluted ...................................         63,457          63,457          63,435          63,435

TLC VISION CORPORATION
CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars)

                                                                 DECEMBER 31, 2003
                                                                 -----------------
                                                            CANADIAN GAAP    U.S. GAAP
                                                            -------------    ---------
ASSETS
Current assets
  Cash and cash equivalents ...........................      $  29,580       $  29,580
  Short-term investments ..............................            748             748
  Accounts receivable .................................         15,617          15,617
  Prepaids and other current assets ...................         11,812          11,646
                                                             ---------       ---------
   Total current assets ...............................         57,757          57,591

Restricted cash .......................................          1,376           1,376
Investments and other assets ..........................          4,078           3,102
Intangibles, net ......................................         26,899          22,959
Goodwill, net .........................................         48,829          48,829
Fixed assets, net .....................................         55,364          56,891
                                                             ---------       ---------
Total assets ..........................................      $ 194,303       $ 190,748
                                                             =========       =========

LIABILITIES
Current liabilities
  Accounts payable ....................................      $  10,627       $  10,627
  Accrued liabilities .................................         25,811          25,811
  Current portion of long-term debt ...................         10,348          10,285
                                                             ---------       ---------
Total current liabilities .............................         46,786          46,723

Other long-term liabilities ...........................          2,607           2,607
Long term-debt, less current maturities ...............         20,155          19,242
Minority interests ....................................         10,907          10,907

SHAREHOLDERS' EQUITY
Capital stock .........................................        397,878         397,878
Option and warrant equity .............................          7,921           8,143
Accumulated deficit ...................................       (291,951)       (294,752)
                                                             ---------       ---------
Total shareholders' equity ............................        113,848         111,269
                                                             ---------       ---------
Total liabilities and shareholders' equity ............      $ 194,303       $ 190,748
                                                             =========       =========

TLC VISION CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
(In thousands of U.S. dollars)

                                                                         THREE MONTHS ENDED           SIX MONTHS ENDED
                                                                           JUNE 30, 2003                JUNE 30, 2003
                                                                    CANADIAN GAAP    U.S. GAAP   CANADIAN GAAP     U.S. GAAP
                                                                    -------------    ---------   -------------     ---------
Net loss .......................................................      $ (3,881)      $ (3,881)      $ (3,240)      $ (2,383)

Adjustments to reconcile net loss to net cash
  provided by operating activities:
Depreciation and amortization ..................................         5,941          5,941         11,943         11,047
Minority interests .............................................           961            961          2,502          2,502
Adjustment to the fair value of investments and
  long-term receivables and impairment of fixed
  assets .......................................................          (605)          (605)          (402)          (402)
Loss (gain) on disposal of fixed assets ........................          (391)          (391)          (391)          (391)
Restructuring and other costs ..................................           527            527            527            527
Changes in operating assets and liabilities:
Accounts receivable ............................................           (10)           (10)        (3,784)        (3,784)
Prepaid expenses and other current assets ......................        (1,462)        (1,462)        (1,199)        (1,160)
Accounts payable and accrued liabilities .......................          (705)          (705)        (5,055)        (5,055)
                                                                      --------       --------       --------       --------
Cash provided by operating activities ..........................           375            375            901            901
                                                                      --------       --------       --------       --------

INVESTING ACTIVITIES
Purchase of fixed assets .......................................          (974)          (974)        (2,587)        (2,587)
Net proceeds from the sale of investments and subsidiaries .....           548            548            221            221
Acquisitions and investments ...................................          (532)          (532)        (2,622)        (2,622)
Purchase of short-term investments .............................           (86)           (86)          (324)          (324)
Proceeds from sale of fixed assets .............................            77             77            548            548
Other ..........................................................           220            220            273            273
                                                                      --------       --------       --------       --------
Cash used in investing activities ..............................          (747)          (747)        (4,491)        (4,491)
                                                                      --------       --------       --------       --------

FINANCING ACTIVITIES
Restricted cash movement .......................................          (489)          (489)          (439)          (439)
Principal payments of debt financing and capital
  leases .......................................................        (1,198)        (1,198)        (3,979)        (3,979)
Distributions to minority interests ............................        (1,172)        (1,172)        (1,802)        (1,802)
Proceeds from debt financing ...................................         1,450          1,450          1,450          1,450
Proceeds from the issuance of common stock .....................           899            899            905            905
                                                                      --------       --------       --------       --------
Cash used in financing activities ..............................          (510)          (510)        (3,865)        (3,865)
                                                                      --------       --------       --------       --------

Net decrease in cash and cash equivalents during the
  period .......................................................          (882)          (882)        (7,455)        (7,455)
Cash and cash equivalents, beginning of period .................        29,508         29,508         36,081         36,081
                                                                      --------       --------       --------       --------
Cash and cash equivalents, end of period .......................      $ 28,626       $ 28,626       $ 28,626       $ 28,626
                                                                      ========       ========       ========       ========